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                              [LETTERHEAD TO COME]

                                                               December 16, 1994

Dear Transco Stockholders:

  We are pleased to inform you that Transco Energy Company has entered into an agreement with The Williams Companies, Inc. ("Williams") under which Williams is commencing a tender offer to purchase up to 24,600,000 shares, or approximately 60%, of Transco common stock and associated common stock purchase rights at a price of $17.50 in cash per share and right. The tender offer is conditioned upon, among other things, a minimum of 51% of Transco's common stock being validly tendered in the Williams offer and not withdrawn. Under the agreement, the tender offer will be followed by a merger of a newly-formed subsidiary of Williams into Transco in which each share of Transco common stock not purchased in the tender offer will be converted into the right to receive .625 shares of Williams common stock (or a combination of Williams common stock and cash if fewer than 24,600,000 Transco shares (subject to a minimum of 20,900,000 Transco shares) are purchased in the tender offer).

  We believe this transaction represents an exciting strategic combination. It will create the nation's second largest natural gas pipeline system that serves markets from the East Coast to the West Coast and accesses virtually every major supply area. Williams' strong balance sheet opens the door for capital expansions on Transcontinental Gas Pipe Line Corporation's ("TGPL") and Texas Gas Transmission Corporation's ("Texas Gas") systems. It also provides TGPL and Texas Gas customers with access to Mid-Continent gas supplies in the gas-rich Anadarko and Arkoma Basins.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE WILLIAMS TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF TRANSCO AND ITS STOCKHOLDERS AND RECOMMENDS THAT TRANSCO COMMON STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE WILLIAMS OFFER.

  In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, its financial advisor, that, as of the date of the opinion, the consideration to be received by Transco's stockholders (other than Williams and its affiliates) pursuant to the tender offer and the merger, taken as a whole, is fair to such stockholders from a financial point of view.

  Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, are Williams' Offer to Purchase, dated December 16, 1994, and a related Letter of Transmittal. These documents set forth the terms and conditions of Williams tender offer and the merger and should be reviewed carefully by stockholders.

                                          On behalf of the Board of Directors,

                                          /s/ John P. DesBarres

                                          John P. DesBarres
                                          Chairman of the Board, President and
                                           Chief Executive Officer